EXHIBIT 99.37
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                                  SCHEDULE "B"
                          EXCHANGEABLE SHARE PROVISIONS


PROVISIONS ATTACHING TO THE SERIES A EXCHANGEABLE SHARES

The first series Exchangeable Shares shall be designated Series A exchangeable shares and shall have the following rights, privileges, restrictions and conditions:

                                   ARTICLE I
                                 INTERPRETATION

1.1      For the purposes of these share provisions:

"ACT" means the BUSINESS CORPORATIONS ACT (Alberta), as amended;

"ADVANTAGE TRUST" means Computershare Trust Company of Canada in its capacity as trustee of the Advantage Energy Income Fund, a trust duly settled under the laws of Alberta pursuant to the Advantage Trust Indenture dated April 17, 2001, as amended, supplemented and amended and restated from time to time;

"ADVANTAGE TRUST INDENTURE" means that trust indenture dated April 17, 2001, as amended, supplemented and amended and restated from time to time, pursuant to which the Advantage Trust was created;

"ADVANTAGE TRUST UNITS" or "ADVANTAGE UNITS" means the trust units of Advantage Trust, as constituted on the Effective Date;

"ADVANTAGE UNITHOLDERS" means the registered holders of Advantage Trust Units from time to time;

"AFFILIATE" has the meaning given to that term in the Securities Act;

"ANNUAL REDEMPTION" has the meaning given to that term in Section 5.1(d) of these share provisions;

"ANNUAL REDEMPTION DATE" means any date that is within the first 90 days of any calendar year commencing in 2005;

"AUTOMATIC REDEMPTION" has the meaning given to that term in Section 5.1(a) of these share provisions;

"AUTOMATIC REDEMPTION DATE" means January 15, 2008, subject to extension to such other later date that the Board of Directors may determine in its sole discretion;

"BOARD OF DIRECTORS" means the Board of Directors of the Corporation;

"BUSINESS DAY" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"CALL NOTICE" has the meaning given to that term in Section 4.3 of these share provisions;

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"CALL RIGHTS" means the  Liquidation  Call Right,  the Redemption Call Right and
the Retraction Call Right, collectively;

"COMMON SHARES" means the common shares in the capital of the Corporation;

"CORPORATION" means Advantage Oil & Gas Ltd., a corporation incorporated under the Act;

"CUMULATIVE DIVIDEND AMOUNT EXCHANGE RATIO", at any time, shall equal the Exchange Ratio at such time less one;

"CURRENT MARKET PRICE" means, in respect of a Advantage Trust Unit on any date, the weighted average trading price of a Advantage Trust Unit on the TSX for the five trading days preceding that date, or, if the Advantage Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Advantage Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Advantage Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of an Advantage Trust Unit, then the Current Market Price of a Advantage Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that (a) any such selection, opinion or determination by the Board of Directors shall be conclusive and binding, and
(b) that for purposes of this definition, the weighted average trading price shall be determined by dividing (i) the aggregate dollar trading value of all Advantage Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable five trading days by (ii) the total number of Advantage Trust Units sold on such stock exchange or system during such period;

"DE MINIMUS REDEMPTION" has the meaning given to that term in Section 5.1(c) of these share provisions;

"DE MINIMUS REDEMPTION DATE" has the meaning given to that term in Section 5.1(c) of these share provisions;

"DISTRIBUTION" means a distribution paid by Advantage Trust in respect of the Advantage Trust Units, expressed as an amount per Advantage Trust Unit, provided that it does not include a distribution of additional Advantage Trust Units pursuant to Section 5.8 of the Advantage Trust Indenture;

"DISTRIBUTION PAYMENT DATE" means a date on which a Distribution is paid to Advantage Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day);

"DISTRIBUTION RECORD DATE" means the day on which Advantage Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each calendar month;

"DIVIDEND RECORD DATE" has the meaning given to that term in Section 3.3 of these share provisions;

"EFFECTIVE DATE" means the date the first Exchangeable Shares are issued;

"EXCHANGE RATIO" at any time and in respect of each Exchangeable Share, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Advantage Trust Unit paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and

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having as its  denominator  the Current  Market Price on the first  Business Day following the Distribution Record Date for such Distribution; and (b) decreasing the Exchange Ratio on each Dividend Record Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount per Exchangeable Share multiplied by the Exchange Ratio immediately prior to that Dividend Record Date, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date;

"EXCHANGE RIGHTS" has the meaning given to that term in the Voting and Exchange Trust Agreement;

"EXCHANGEABLE SHARES" mean the non-voting Series A exchangeable shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

"EXCHANGECO" means Advantage ExchangeCo Ltd., a corporation incorporated under the Act;

"GOVERNMENTAL ENTITY" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"HOLDER" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

"LCR EXERCISING PARTY" has the meaning given to that term in Section 6.5 of these share provisions;

"LIQUIDATION AMOUNT" has the meaning given to that term in Section 6.1 of these share provisions;

"LIQUIDATION CALL RIGHT" has the meaning ascribed thereto in Section 6.5 of these share provisions;

"LIQUIDATION DATE" has the meaning given to that term in Section 6.1 of these share provisions;

"LIQUIDATION OFFER" has the meaning given to that term in Section 6.5 of these share provisions;

"NON-RESIDENT" means (i) a Person who is not resident of Canada for the purposes of the INCOME TAX ACT (Canada) or (ii) a partnership that is not a Canadian partnership for the purpose of the INCOME TAX ACT (Canada);

"OPTIONAL REDEMPTION" has the meaning given to that term in Section 5.1(b) of these share provisions;

"OPTIONAL REDEMPTION DATE" means any date that is after the Effective Date;

"PERSON" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"PROMISSORY NOTES" means the promissory notes of the Corporation in favour of Advantage Trust as outstanding from time to time;

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"PURCHASE  PRICE" has the  meaning  given to that term in  Section  4.3 of these share provisions;

"RCR EXERCISING PARTY", for the purpose of Article 4 of these share provisions, has the meaning given to the term in Section 4.3 of these share provisions and, for the purpose of Article 5 of these share provisions, has the meaning given to that term in Section 5.5 of these share provisions;

"REDEMPTION CALL RIGHT" has the meaning given to that term in Section 5.5 of these share provisions;

"REDEMPTION DATE" means any of the Automatic Redemption Date, the Optional Redemption Date, the De Minimus Redemption Date or the Annual Redemption Date, as the context requires;

"REDEMPTION OFFER" has the meaning given to that term in Section 5.5 of these share provisions;

"REDEMPTION PRICE" means a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of an Advantage Trust Unit on the last Business Day prior to such Redemption Date;

"REGULATION S" means Regulation S under the U.S. Securities Act;

"RETRACTED SHARES" has the meaning given to that term in Section 4.1(b) of these share provisions;

"RETRACTION CALL RIGHT" has the meaning given to that term in Section 4.1(c) of these share provisions;

"RETRACTION DATE" means the date that is three Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares; provided that if such Retraction Date would occur on any day between a particular Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date, then the Retraction Date shall instead be the same date as such Distribution Payment Date; and further provided that the Corporation may in its sole discretion abridge such period to a shorter time if so requested by a holder of Exchangeable Shares;

"RETRACTION OFFER" has the meaning given to that term in Section 4.1(c) of these share provisions;

"RETRACTION PRICE" has the meaning given to that term in Section 4.1 of these share provisions;

"RETRACTION REQUEST" has the meaning given to that term in Section 4.1 of these share provisions;

"SECURITIES ACT" means the SECURITIES ACT (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"SUPPORT AGREEMENT" means the agreement made among Advantage Trust, the Corporation, ExchangeCo and the Trustee and dated as of the Effective Date;

"TSX" means the Toronto Stock Exchange;

"TRANSFER AGENT" means Computershare Trust Company of Canada or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

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"TRUSTEE"  means the trustee  chosen by Advantage  Trust to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"U.S. PERSON" means a U.S. Person as defined in Rule 902(k) under Regulation S;

"U.S. SECURITIES ACT" means the UNITED STATES SECURITIES ACT OF 1933, as amended;

"UNITED STATES" or "U.S." means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

"VOTING AND EXCHANGE TRUST AGREEMENT" means the agreement made among Advantage Trust, the Corporation, ExchangeCo and the Trustee and dated as of the Effective Date.

                                   ARTICLE II
   AUTHORIZED NUMBER OF EXCHANGEABLE SHARES AND RANKING OF EXCHANGEABLE SHARES

2.1      The  Corporation  is  authorized  to  issue  an  unlimited   number  of
Exchangeable Shares without nominal or par value.

2.2 The Exchangeable Shares shall, subject to the following, be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to Advantage Trust from time to time, including without limitation, the indebtedness evidenced by the Promissory Notes.

                                   ARTICLE III
                                    DIVIDENDS

3.1 The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of the Corporation properly applicable to the payment of dividends, (which may include Advantage Trust Units), cumulative preferential cash dividends in an amount per Exchangeable Share as set out in this Section 3.1. The accrued amount of such preferential cumulative dividend with respect to an Exchangeable Share on any date from time to time shall be the Cumulative Dividend Amount Exchange Ratio in effect on the last Business Date prior to such date, multiplied by the Current Market Price on the last Business Day prior to such date. Such dividends, whether or not declared, shall accrue and shall be cumulative from the Effective Date.

3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Subject to Article XIV, certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an

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Exchangeable Share, which shall satisfy the stock dividend  represented thereby.
Such other type and amount of property in respect of any dividends shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date (a "DIVIDEND RECORD DATE") for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 of these share provisions and whether any such dividend is in fact declared shall be determined in the sole discretion of the Board of Directors.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 of these share provisions the dividends are not paid in FULL on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

                                   ARTICLE IV
                   RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

4.1 Subject to applicable law, and provided neither Advantage Trust nor ExchangeCo has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 4, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share (the "RETRACTION PRICE") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of a Advantage Trust Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price, subject to Article XIV, shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Advantage Trust Units equal to the Exchange Ratio as at the last Business Day prior to Retraction Date in accordance with Section 4.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. To effect such redemption, the holder shall present and surrender to the Corporation at the principal office of the Transfer Agent in Toronto or Calgary or at such other address as may be specified by the Corporation by notice to the holders of Exchangeable Shares from time to time the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "RETRACTION REQUEST") in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

(a)      declaring that the holder is not a Non-Resident;

(b) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "RETRACTED SHARES") redeemed by the Corporation; and

(c) appointing the Corporation as its agent for the purpose of offering its Retracted Shares for sale to Advantage Trust and ExchangeCo (the "RETRACTION OFFER") on the terms and conditions set out in Section 4.3 below (Advantage Trust's and ExchangeCo's right to accept the Retraction Offer and to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the "RETRACTION CALL RIGHT").

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4.2      Subject  to the  exercise  by  Advantage  Trust  or  ExchangeCo  of the
Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 4.1 hereof of documents including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Advantage Trust or ExchangeCo pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

4.3 ExchangeCo shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Advantage Trust has not exercised its Retraction Call Right. Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately provide to Advantage Trust and ExchangeCo a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to Advantage Trust and ExchangeCo in respect of the holder's Retracted Shares by providing to Advantage Trust and ExchangeCo a copy of the Retraction Request as aforesaid. In order to exercise the Retraction Call Right and accept the Retraction Offer, Advantage Trust or ExchangeCo must notify the Corporation of its determination to do so (the "CALL Notice") on or before 4:30 p.m. (Calgary time) on the date of notification to Advantage Trust and ExchangeCo by the Corporation of the receipt by the Corporation of the Retraction Request. If Advantage Trust or ExchangeCo does not so notify the Corporation on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request, the Corporation will notify the holder as soon as possible thereafter that neither Advantage Trust nor ExchangeCo will exercise the Retraction Call Right and accept the Retraction Offer. If Advantage Trust or ExchangeCo delivers the Call Notice on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request and provided that the Retraction Offer is not revoked by the holder in the manner specified in Section 4.7, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to Advantage Trust or ExchangeCo, as applicable (in this Article 4, the "RCR EXERCISING PARTY"), and all other aspects of the Retraction Request will be null and void. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share (the "PURCHASE PRICE") equal to the Retraction Price, which payment of the Purchase Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Advantage Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Retracted Share. To the extent that the RCR Exercising Party pays the Purchase Price in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 4.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither Advantage Trust nor ExchangeCo delivers a Call Notice within the time required for the exercise of the Retraction Call Right as set forth above, and provided that the Retraction Request is not revoked by the holder in the manner specified in
Section 4.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.


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4.4      Subject to Article XIV, the Corporation, Advantage Trust or ExchangeCo,
as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in the holder's Retraction Request, certificates representing the Advantage Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, Advantage Trust or ExchangeCo, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or the total Purchase Price, as the case may be, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

4.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total Retraction Price or the total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Advantage Trust or ExchangeCo shall thereafter be considered and deemed for all purposes to be a holder of the Advantage Trust Units delivered to it.

4.6 Notwithstanding any other provision of this Article 4, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither Advantage Trust nor ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 4.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised the Exchange Rights so as to require Advantage Trust or ExchangeCo to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Advantage Trust or ExchangeCo to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

4.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, revoke its Retraction Request or Retraction Offer, as applicable, in which event such Retraction Request or Retraction Offer shall be null and void.

                                   ARTICLE V
              REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

5.1 Subject to applicable law, and provided neither Advantage Trust nor ExchangeCo has exercised the Redemption Call Right, the Corporation:

(a) shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "AUTOMATIC REDEMPTION");

(b) may, on any Optional Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "OPTIONAL REDEMPTION");

(c) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 100,000 (such redemption date being the "DE MINIMUS REDEMPTION DATE"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a "DE MINIMUS REDEMPTION"); and

(d) may, on any Annual Redemption Date, redeem up to that number of Exchangeable Shares equal to 25% of the Exchangeable Shares outstanding on the Effective Date for the Redemption Price (such redemption being an "ANNUAL REDEMPTION");

such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by the Corporation delivering or causing to be delivered, at the election of the Corporation, either that number of Advantage Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.3 of these share provisions. In case only part of the then outstanding Exchangeable Shares are at any time to be redeemed pursuant to an Annual Redemption, the Exchangeable Shares to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Exchangeable Shares, other than the Advantage Trust and ExchangeCo, or in such other manner as the Board of Directors deems reasonable.

5.2 In any case of a redemption of Exchangeable Shares under this Article 5, the Corporation shall, at least 45 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Advantage Trust or ExchangeCo under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right and/or Annual Redemption. The accidental failure or omission to give any notice of redemption under this
Section 5.2 to less than 10% of the holders of Exchangeable Shares (other than Advantage Trust and ExchangeCo) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

5.3 On or after the applicable Redemption Date and subject to the exercise by Advantage Trust or ExchangeCo of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other
documents  and   instruments  as  may  be  required  to  effect  a  transfer  of
Exchangeable Shares under the Act and the by-laws of the Corporation, a declaration of the holder that such holder is not a Non-Resident (a "DECLARATION") and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Subject to Article XIV, payment of the total Redemption Price for such Exchangeable Shares, shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing Advantage Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares. If only part of the Exchangeable Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

5.4 The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to: (i) receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Advantage Trust Units or to have had cash delivered to them or the custodian on their behalf; as applicable.

5.5 Subject to the limitations set forth in Section 5.6 of these share provisions, the Corporation is appointed as agent for the holders of
Exchangeable Shares for the purpose of offering to Advantage Trust and ExchangeCo (the "REDEMPTION OFFER") the overriding right (Advantage Trust's and ExchangeCo's right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares is referred to as the "REDEMPTION CALL RIGHT"), in the event of any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Advantage Trust or ExchangeCo) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder, in the case of an Automatic Redemption, an Optional Redemption or a De Minimus Redemption, or to purchase from all but not less than all of the holders of Exchangeable Shares (other than Advantage Trust or ExchangeCo) on the applicable Redemption Date the designated percentage of the

Exchangeable Shares held by each such holder, in the case of an Annual Redemption, on payment by whichever of Advantage Trust or ExchangeCo is exercising such right (in this Article 5, the "RCR EXERCISING PARTY") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, at the election of the RCR Exercising Party, either that number of Advantage Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.7 of these share provisions. In the case of a redemption of Exchangeable Shares under this Article 5, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Redemption Offer to Advantage Trust and ExchangeCo by sending or causing to be sent to Advantage Trust and ExchangeCo a notice in writing of the redemption by the Corporation of the Exchangeable Shares. In the event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6 ExchangeCo shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Advantage Trust has not exercised its Redemption Call Right. To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 60 days before the applicable Redemption Date. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Advantage Trust or ExchangeCo has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall on the applicable Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Redemption Price.

5.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Advantage Trust Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) or, if applicable, a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than Advantage Trust and ExchangeCo) shall be limited to: (i) receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and a duly completed Declaration, and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the Advantage Trust Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation, a Declaration and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Advantage Trust Units to which the holder is entitled or a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR

Exercising Party, of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Advantage Trust nor ExchangeCo exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 5.1 of these share provisions.

                                   ARTICLE VI
                           DISTRIBUTION ON LIQUIDATION

6.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "LIQUIDATION DATE") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "LIQUIDATION AMOUNT") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Advantage Trust Unit on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder, subject to Article XIV, that number of Advantage Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2 of these share provisions.

6.2 On or promptly after the Liquidation Date, and subject to the exercise by Advantage Trust or ExchangeCo of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation, a Declaration and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable
Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing Advantage Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

6.3 The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to: (i) receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Advantage Units delivered to them or the custodian on their behalf.

6.4 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 6.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

6.5 Subject to the limitations set forth in Section 6.6 of these share provisions, the Corporation is appointed as agent for the holders of
Exchangeable Shares for the purpose of offering to Advantage Trust and ExchangeCo (the "LIQUIDATION OFFER") the overriding right (Advantage Trust's and ExchangeCo's right to accept the Liquidation Offer and complete the purchase of the Exchangeable Shares is referred to as the "LIQUIDATION CALL RIGHT"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Advantage Trust or ExchangeCo) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of Advantage Trust or ExchangeCo is exercising such right (in this Article 6, the "LCR EXERCISING PARTY") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder, subject to Article XIV, that number of Advantage Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with
Section 6.7 of these share provisions. In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6 ExchangeCo shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Advantage Trust has not exercised its Liquidation Call Right. In the event of any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Liquidation Offer by sending or causing to be sent to Advantage Trust and ExchangeCo a notice in writing of the Liquidation Offer. To exercise the Liquidation Call Right and accept the
Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Advantage Trust or ExchangeCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

6.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Advantage Trust Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than Advantage Trust and ExchangeCo) shall be limited to: (i) receiving such holder's proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and a Declaration, and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Advantage Trust Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other
documents  and   instruments  as  may  be  required  to  effect  a  transfer  of
Exchangeable Shares under the Act and the by-laws of the Corporation, a Declaration and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Advantage Trust Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Advantage Trust nor ExchangeCo exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 6.1 of these share provisions.

                                  ARTICLE VII
                              CERTAIN RESTRICTIONS

7.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section
10.2 of these share provisions:

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or Common Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The restrictions in Sections 7.1(a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Exchangeable Shares have not been paid as provided for herein.

                                  ARTICLE VIII
                           PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and notwithstanding Section 8.2 and Section 8.3, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of cash.

8.2 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or, if applicable, through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

8.3 Subject to applicable law, the Corporation by notice from time to time to Advantage Trust or ExchangeCo, as applicable, shall be entitled at any time to redeem all or any part of the Exchangeable Shares held by Advantage Trust or ExchangeCo which were acquired by them pursuant to the Call Rights, the Exchange Rights or the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement) in exchange for the delivery of Advantage Trust Units (the "DELIVERED ADVANTAGE UNITS") to or for the account of a holder(s) of Exchangeable Shares. The Exchangeable Shares to be redeemed as set forth in this
Section 8.3 shall be acquired by the Corporation in exchange for the issue by the Corporation to Advantage Trust or ExchangeCo, as applicable of a promissory note in the principal amount equal to the fair market value of the Delivered Advantage Units (where the fair market value of the Delivered Advantage Units is determined by multiplying the number of Delivered Advantage Units by the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date. All Exchangeable Shares which are redeemed as set forth in this
Section 8.3 shall be cancelled by the Corporation.

                                   ARTICLE IX
                                  VOTING RIGHTS

9.1 Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

                                   ARTICLE X
                             AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by Advantage Trust, ExchangeCo or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares (other than the Exchangeable Shares held by Advantage Trust, ExchangeCo or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

                                   ARTICLE XI
          RECIPROCAL CHANGES, ETC. IN RESPECT OF ADVANTAGE TRUST UNITS

11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that the number of Advantage Trust Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis if Advantage Trust:

(a) issues or distributes Advantage Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Advantage Trust Units) to the holders of all or substantially all of the then outstanding Advantage Trust Units by way of stock distribution or other distribution, other than (i) an issue of Advantage Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Advantage Trust Units) to holders of Advantage Trust Units who exercise an option to receive distributions in Advantage Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Advantage Units) in lieu of receiving cash distributions; or
         (ii) pursuant to Section 5.8 of the Advantage Trust Indenture;

(b) issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding Advantage Trust Units entitling them to subscribe for or to purchase Advantage Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Advantage Trust Units); or

(c) issues or distributes to the holders of all or substantially all of the then outstanding Advantage Trust Units:

         (i) securities of Advantage Trust of any class other than Advantage Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Advantage Trust Units);

         (ii)     rights,  options or warrants  other than those  referred to in
                  Section 11.1(b) above;

         (iii)    evidences of indebtedness of Advantage Trust; or

         (iv) assets of Advantage Trust other than Distributions which result in an adjustment to the Exchange Ratio,

(d) subdivides, redivides or changes the then outstanding Advantage Trust Units into a greater number;

(e)      reduces,  combines,   consolidates  or  changes  the  then  outstanding
         Advantage Trust Units into a lesser number of Advantage Units except as contemplated by Section 3.4 of the Advantage Trust Indenture; or

(f) reclassifies or otherwise changes the Advantage Trust Units or effects an amalgamation, merger, reorganization or other transaction affecting the Advantage Trust Units.

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

                                  ARTICLE XII
               ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

12.1 The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, Advantage Trust and ExchangeCo with all provisions of the Support Agreement applicable to the Corporation, Advantage Trust and ExchangeCo, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreement for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the
         Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications shall not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c) making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the interests of the holders of the Exchangeable Shares.

                                  ARTICLE XIII
                     LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Advantage Trust and ExchangeCo, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Advantage Trust and ExchangeCo as therein provided.

13.3 The Corporation, Advantage Trust, ExchangeCo and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, Advantage Trust, ExchangeCo or the Transfer Agent is required to deduct and withhold with respect to such payment under the INCOME TAX ACT (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise, if any, payable to the holder, the Corporation, Advantage Trust, ExchangeCo and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, Advantage Trust, ExchangeCo or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, Advantage Trust, ExchangeCo or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

                                  ARTICLE XIV
                              NON-RESIDENT HOLDERS

14.1 Notwithstanding anything contained in these share provisions the obligation of the Corporation, Advantage Trust or ExchangeCo to pay the Retraction Price, Purchase Price, Liquidation Price or Redemption Price, other than in circumstances where the Corporation, Advantage Trust or ExchangeCo elects to pay the Redemption Price in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is a Non-Resident, shall be satisfied by delivering the Advantage Trust Units which would have been received by the affected holder to the Transfer Agent who shall sell such Advantage Trust Units on the stock exchange on which the Advantage Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

                                   ARTICLE XV
                                SPECIFIED AMOUNT

15.1 The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the INCOME TAX ACT (Canada) shall be an amount equal to the fair market value of one Advantage Trust Unit on the Effective Date.

                                  ARTICLE XVI
                           NO FRACTIONAL ENTITLEMENTS

16.1 Notwithstanding anything contained in this Agreement including, without limitation, Articles 4, 5 or 6, no holder of an Exchangeable Share shall be entitled to and neither the Corporation, Advantage Trust, ExchangeCo nor the Trustee shall deliver fractions of Advantage Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Articles 4, 5 and 6 would otherwise result in a holder of Exchangeable Shares receiving a fraction of a Advantage Trust Unit, such holder of Exchangeable Shares shall only be entitled to receive the nearest whole number of Advantage Trust Units.

                                  ARTICLE XVII
                                     NOTICES

17.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

17.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

17.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

                          SCHEDULE A RETRACTION REQUEST

To Advantage Oil & Gas Ltd., Advantage Energy Income Fund and Advantage ExchangeCo Ltd.

This notice is given pursuant to Article 4 of the provisions (the "SHARE PROVISIONS") attaching to the Exchangeable Shares of Advantage Oil & Gas Ltd. represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies Advantage Oil & Gas Ltd. that, subject to the Retraction Call Right referred to below, the undersigned desires to have Advantage Oil & Gas Ltd. redeem in accordance with Article 4 of the Share
Provisions:

ALL SHARE(S) REPRESENTED BY THIS CERTIFICATE; OR

________________________ SHARE(S) OF THE SHARES REPRESENTED BY THIS CERTIFICATE.

NOTE: The Retraction Date shall be the date that is three Business Days after the date upon which this notice is received by Advantage Oil & Gas Ltd.

The undersigned acknowledges the overriding Retraction Call Right of Advantage Trust and Advantage ExchangeCo Ltd. to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to Advantage Trust and Advantage ExchangeCo Ltd. in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions. This Retraction Request, and this Retraction Offer to sell the Retracted Shares to Advantage Trust and Advantage ExchangeCo Ltd., may be revoked and withdrawn by the undersigned only by notice in writing given to Advantage Oil & Gas Ltd. at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, Advantage Oil & Gas Ltd. is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Advantage Trust or Advantage ExchangeCo Ltd. to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to Advantage Oil & Gas Ltd., Advantage Energy Income Fund and Advantage ExchangeCo Ltd. that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Advantage Oil & Gas Ltd., Advantage Energy Income Fund or Advantage ExchangeCo Ltd., as the case may be, free and clear of all liens, claims and encumbrances.

The undersigned hereby represents and warrants to Advantage Oil & Gas Ltd., Advantage Trust and Advantage ExchangeCo Ltd. that the undersigned:

                  |_|      is

(select one)      |_|      is not

a Non-Resident of Canada for purposes of the INCOME TAX ACT (Canada). The undersigned acknowledges that in the absence of an indication that the undersigned is not a Non-Resident of Canada, withholding on account of

Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares, and any Advantage Trust Units otherwise receivable by the undersigned will be sold by the Transfer Agent of Advantage Oil & Gas Ltd. on the stock exchange on which the Advantage Trust Units are then listed and, upon such sale, the rights of the undersigned shall be limited to receiving the net proceeds of sale (net of applicable taxes).




________________________________
(Date)


________________________________     __________________________________________
(Guarantee of Signature)             (Signature of Shareholder)



|_| Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of Advantage ExchangeCo Ltd. and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.


Date: ___________________________

________________________________________________________________________________
Name of Person in Whose Name Securities are to be Registered or Delivered (please print):

________________________________________________________________________________
Street Address or P.O. Box:

________________________________________________________________________________
City, Province and Postal Code:

________________________________________________________________________________
Social Insurance Number:

________________________________________________________________________________
Signature of Shareholder:

________________________________________________________________________________
Signature Guaranteed by:



NOTE: If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of Advantage Oil & Gas Ltd. represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of Advantage Oil & Gas Ltd., unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).